FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

SIGNATURE
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

     Registrant’s Press Release dated February 4, 2009.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Donna Gershowitz
Donna Gershowitz
General Counsel & Corporate Secretary

Dated: February 4, 2009

3